02050396

FORM 6-K

RECD S.E.C.
AUG 5 2002
1086

7/29/02

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July 2002, through July 29, 2002

PROCESSED
AUG 0 9 2002
THOMSON FINANCIAL

Telecom Italia S.p.A.
(Formerly STET - Società Finanziaria Telefonica per Azioni)
(Translation of registrant's name into English)

Corso d'Italia 41, 00198 Rome, Italy
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or 40-F.

Form 20-F X Form 40-F ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also the eby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Ac of 1934.

Yes ____ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Italia S.p.A.
(Registrant)

Date: July 29, 2002

By:/s/ Vincenzo Covelli
Name: Vincenzo Covelli
Title: Director

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Italia S.p.A.
(Registrant)

Date: July 29, 2002

By:
Name: Vincenzo Covelli
Title: Director

List of exhibits regarding the **FORM 6-K** dated July 25, 2002 for the month of July 2002 through July 29, 2002:

1) Press release of July 26, 2002 regarding Telecom Italia that cuts ADSL wholesale price-list by over 70%

TELECOM ITALIA

PRESS RELEASE

Adsl available to all

OK GIVEN TO THE NEW, WHOLESALE ADSL "PER CONSUMPTION" OFFER

TELECOM ITALIA CUTS ADSL WHOLESALE PRICE-LISTS BY OVER 70%

The fixed subscription fee goes down from 20.66 euros/month for a flat-rate service to 5.8 euros/month for the new "per consumption" offer

Telecom Italia flanks its flat-rate ADSL Wholesale service with a new offer aimed at Telecommunications operators and Internet Service Providers

More than 5 million netsurfers potentially to gain by the new offer

Rome, 26th July 2002 – With the aim of further boosting broadband development in Italy, Telecom Italia Domestic Wireline (Telecom Italia's fixed-line services business unit) is enhancing its range of ADSL wholesale offers with the addition of a new service aimed at Telecommunications Operators and Internet Service Providers.

The new wholesale package provides for a **subscription reduction of over 70%** in comparison with the flat-rate one currently on the market. It involves an innovative type of "per consumption" package which repeats the one already used for the narrow-band (dial up) service already long available to millions of Italians, plus enhanced performance in terms of ADSL'S speed and ease of access.

According to reliable estimates, this new service ought to attract more than **2/3 of the current 7.5 million netsurfers** regularly navigating the net, both for its pricing and the performance it guarantees.

The **new wholesale package** envisages a **price of 2.43 Eurocents per Mega Byte relayed and a subscription of less than 10 Euros/month** (5.8 Euros/month for the most widely used configuration), amounting to **a 72%**

reduction when compared with the corresponding flat-rate package of 20.66 Euros/month.

Flanking the current flat-rate ADSL service, this new offer is available at the Telecom Italia site address www.wireline.telecomitalia.it from 25th July 2002.

"This new package is set to revolutionise the broad-band market in Italy, making Adsl available to all", emphasises Riccardo Ruggiero, General Manager of Telecom Italia. "In this way, the business confirms both its commitment to developing Adsl and its related investment of 800 million Euros over the period 2002-2004". "This is an investment capable of guaranteeing a rapid acceleration in the spread of such technology which, through this new type of package made available to Telecommunications Operators and Internet Service Providers, will significantly increase the client-base accessing broad band services".

For further information, please contact
Communication & Media Relations
Telecom Italia Wireline Press Office: 06.3688.2023 - 2066
www.telecomitalia.it/press

Cautionary Statement for Purposes of the "Safe Harbor" Provision of the United States Private Securities Litigation Reform Act of 1995. The Private Securities Litigation reform Act of 1995 provides a "safe harbor" for forward-looking statements. The Press Release included in this Form 6-K contains certain forward looking statements and forecasts reflecting management's current views with respect to certain future events. Telecom Italia's ability to achieve its projected results is dependant on many factors which are outside of management's control. Actual results may differ materially from those projected or implied in the forward-looking statements. Such forward-looking information involves risks and uncertainties that could significantly affect expected results and are based on certain key assumptions.

The following important factors could case the Group's actual results to differ materially from those projected or implied in any forward-looking statements:

- the continuing impact of increased competition in a liberalized market, including competition from global and regional alliances formed by other telecommunications operators in Telecom Italia's core domestic fixed-line and wireless markets;
- Telecom Italia's ability to introduce new services to stimulate increased usage of its fixed and wireless networks to offset declines in its fixed-line business due to market share loss and pricing pressures generally;
- Telecom Italia's ability to achieve cost-reduction targets in the time frame established or to continue the process of rationalizing its non-core assets;
- the impact of regulatory decisions and changes in the regulatory environment;
- the impact of the economic crisis in Argentina, the slowdown generally in Latin American economies and the slow recovery of economies generally on Telecom Italia's international business focused on Latin America and on its foreign investments and capital expenditures;
- the continuing impact of rapid changes in technologies;
- the impact of political and economic developments in Italy and other countries in which the Group operates;
- the impact of fluctuations in currency exchange and interest rates;
- Telecom Italia's ability to implement successfully its 2002-2004 Industrial Plan, including the rationalization of its corporate structure and the disposition of Telecom Italia's interests in various companies;
- Telecom Italia's ability to successfully achieve its debt reduction targets;
- Telecom Italia's ability to successfully roll out its UMTS networks and services and to realize the benefits of its investment in UMTS licenses and related capital expenditures;
- Telecom Italia's ability to realize the benefits of the merger of SEAT and Tin.it;
- SEAT's ability to successfully implement its internet strategy;
- Telecom Italia's ability to achieve the expected return on the significant investments and capital expenditures it has made in Latin America and in Europe;

- the amount and timing of any future impairment charges for Telecom Italia's licences, goodwill or other assets; and
- the impact of litigation or decreased mobile communications usage arising from actual or perceived health risks or other problems relating to mobile handsets or transmission masts.

The foregoing factors should not be construed as exhaustive. Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof. Accordingly, there can be no assurance that the group will achieve its projected results.